VIA EDGAR

April 26, 2012

Ms. Mary Cole, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Private Advisors Alternative Strategies Fund

File Nos.: 333-178596; 811-22647

Dear Ms. Cole:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Private Advisors Alternative Strategies Fund (“Registrant”) and the Registrant’s principal underwriter, NYLIFE Distributors LLC, hereby respectfully request that Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 be accelerated so that it will be declared effective on April 26, 2012, or as soon as practicable thereafter.

In connection with this request, the undersigned officer of the Registrant acknowledges that (1) the Registrant is responsible for the accuracy and adequacy of the disclosure in the Registration Statement; (ii) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (iii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iv) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please call Kevin M. Bopp, Assistant Secretary of the Registrant at 973-394-4436, if you have any questions.

Very truly yours,

Private Advisors Alternative Strategies Fund

By: /s/ Stephen P. Fisher

Name:  Stephen P. Fisher

Title:  President

NYLIFE DISTRIBUTORS LLC

By: /s/ Stephen P. Fisher

Name:  Stephen P. Fisher

Title:  President and Chief Operating Officer